Life Systems Corp.

8717 - 148th Ave NE

Redmond, WA 98052

We have issued our reports dated February 12, 2001, accompanying the consolidated financial statements of Life Systems Corp. and its subsidiaries, contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts".

/s/ Grant Thornton LLP

Seattle, Washington

July 17, 2001